

March 31, 2011

Michael Logerfo
Chief Legal Officer, Corporate Vice President & Secretary
Sagent Holding Co.
c/o Sagent Pharmaceuticals, Inc.
1901 North Roselle Road, Suite 700
Schaumburg, IL 60195

> **Re:** **Sagent Holding Co.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 18, 2011**
> **File No. 333-170979**

Dear Mr. Logerfo:

We have reviewed your amended registration statement and response letter, each filed on March 18, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates

Inventories, page 47

1. For the inventory that was capitalized pending regulatory approval, please revise your disclosure to include the current status of these products in the approval process and the estimated timing of obtaining approval.

Stock-Based Compensation, page 48

2. Please disclose the factors that led to the increase in fair value of common stock from the November 30, 2009 valuation of $0.53 per share to the reassessed June 30, 2010 valuation of $1.30 per share.

Results of Operations
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 54

3. On page 42 you disclose that cost of goods sold includes related profit sharing pursuant to your supply arrangements. Therefore, please revise your disclosure to explain why the increase in selling, general and administrative expense includes the write off of amounts due from a supplier under your profit sharing arrangement. In addition, please explain to us what the accrued profit sharing liability balance represents as of December 31, 2010.

Business

Key Suppliers and Marketing Partners, page 76

4. We note the additional quantitative disclosure you have provided regarding the "gross margins" for products you sell under each of the Dobfar, Gland and Actavis agreements. It is unclear to the reader what these percentages actually represent. Please revise this disclosure to provide for each of the agreements the range of margins for your products that includes the expenses incurred for transfer costs and percentages payable to each of Dobfar, Gland and Actavis under the agreements and any other costs attributable to sales. Please also clearly explain what these percentages represent.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 8. Fair Value Measurements, page F-17

5. Please refer to your response to our prior comment eight. Please revise your disclosures to explain why it is appropriate to use the PWERM to determine the fair value of the preferred stock warrants. Please clarify how you concluded that the Black-Scholes option pricing model was appropriate to estimate the fair value of stock options but not the preferred stock warrants.

Note 17. Subsequent Event, page F-30

6. Please refer to your disclosure regarding your voluntary recall of all lots of one of your critical care products. If material, expand your disclosure in the filing to quantify the impact this recall will have on your future results of operations. If the recall will not have a material impact on your financial statements please disclose this fact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at 202-551-3649 or Donald Abbot at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at 202-551-3873 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc:	Dennis M. Myers, P.C.
	Kirkland & Ellis LLP
	300 North LaSalle
	Chicago, IL 60654